UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)

                          ADVANCED MAMMOGRAPHY SYSTEMS, INC.
                          ----------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)


                                      00753Q-101
                            -----------------------------
                                    (CUSIP Number)

                                Jack Nelson, Chairman
                              Advanced NMR Systems, Inc.
                                   46 Jonspin Road
                              Wilmington, MA 01887-1082
                                   (509) 657 - 8876
          ----------------------------------------------------------------

          (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                     MAY 1, 1997
                 ---------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                          Page 1 of 4 Pages
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

                                     SCHEDULE 13D


          CUSIP No.  00753Q-101              Page  2  of  4  Pages
                     ----------                   ---    ---

          -----------------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Advanced NMR System, Inc.
                    EIN: 22-2457487
          -----------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER
                    OF A GROUP*                                     (a) [ ]
                                                                    (b) [ ]
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          3         SEC USE ONLY

          -----------------------------------------------------------------
          4         SOURCE OF FUNDS*

                    Not applicable.
          -----------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]

          -----------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
          -----------------------------------------------------------------
          NUMBER OF      7    SOLE VOTING POWER
          SHARES              1,250,000
                         -----------------------------------------------
          BENEFICIALLY   8    SHARED VOTING POWER

          OWNED BY            -0-
                         -----------------------------------------------
          EACH           9    SOLE DISPOSITIVE POWER

          REPORTING           -0- (See Item 5)
                         -----------------------------------------------
          PERSON WITH    10   SHARED DISPOSITIVE POWER
                              -0-
          -----------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                         1,250,000
          -----------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                     [ ]
          -----------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         16.4%
          -----------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                         CO
          -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    Pursuant to Rule 13d-2 of the General Rules and Regulations under the Act, this Amendment No. 4 amends the
          Schedule 13D filed with the Commission on September 19, 1995 (the "Statement") with respect to the common stock, $.01 par value per share, of Advanced Mammography Systems, Inc. (the "AMS Common Stock"), as amended by Amendment No. 1 to the Statement filed with the Commission on February 21, 1996, Amendment No. 2 to the Statement filed with the Commission on June 12, 1996 and Amendment No. 3 to the Statement, dated May 16, 1997. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.
          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
                    -----------------------------------

                    (a) As of May 1, 1997, Advanced NMR was the beneficial owner of 1,250,000 shares of AMS Common Stock, or the Pledged Shares. The 1,250,000 shares of AMS Common Stock beneficially owned by Advanced NMR represented approximately 16.4% of the outstanding shares of AMS Common Stock as of May 1, 1997, based upon 7,616,254 shares of AMS Common Stock outstanding as of May 2, 1997, as reported in the AMS Form 10-Q for the quarter ended March 31, 1997.

                    (b) Subject to certain limitations provided in the Security Agreement, Advanced NMR (i) possesses the sole power to vote 1,250,000 shares of Common Stock and (ii) does not share voting power with respect to any shares of Common Stock under the Pledge Agreement. Advanced NMR does not possess the power to dispose of its Pledged Shares without the prior written consent of USD.
                    (c) On May 1, 1997, Advanced NMR returned all 2,750,000 Escrow Shares to AMS after AMS failed to meet certain specified minimum pretax income targets for AMS or certain bid price targets for AMS Common Stock. Upon cancellation of the Escrow Shares, Advanced NMR's beneficial ownership of AMS Common Stock was reduced to 1,250,000 shares, and the number of issued and outstanding shares of AMS Common Stock was reduced to 7,616,254 shares.

                    (d) Pursuant to the Security Agreement, USD has the sole right to receive and hold as collateral any dividends declared on the Pledged Shares.
                    (e)  Not applicable.

                                      SIGNATURE
                                     -----------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.
                                             ADVANCED NMR SYSTEMS, INC.



                                           By:  /s/ Jack Nelson
                                              ---------------------------
                                              Name: Jack Nelson
                                              Title: Chairman of the Board


          Date:  May 16, 1997





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